Exhibit 99.9

NOTICES TO MERCURITY FINTECH HOLDING INC.

Dear Mercurity Fintech Holding Inc.,

I, [Hong Mei Zhou], the holder of Warrant No. [   ], dated May [1], 2023 (the “Warrant”), hereby formally notify Mercurity Fintech Holding Inc. of my decision to voluntarily surrender the rights granted under the aforementioned Warrant. The Warrant entitles me to purchase [13,821,000] ordinary shares which is 3 times of purchase ordinary shares of Mercurity Fintech Holding Inc.

Please acknowledge receipt of this notice and confirm in writing that the Warrant rights are surrendered and that no further actions or obligations are required from me as the warrant holder.

Thank you for your prompt attention to this matter.

Sincerely,

/s/ Hong Mei Zhou
Hong Mei Zhou
Date:	4/30/2024